Hilites

Talisman Energy Inc.
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2002	2001	2002	2001
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	657	587	1,886	1,992
Net income (1)	151	121	342	693
Exploration and development expenditures	443	489	1,391	1,337
Per common share (dollars)
Cash flow (2)	4.87	4.35	14.03	14.72
Net income (1) (3)	1.08	0.86	2.41	5.00
Production
(daily average production)
Oil and liquids (bbls/d)
Canada	58,533	63,194	59,852	63,411
North Sea	124,106	116,696	128,577	102,665
Southeast Asia	21,976	21,307	22,500	19,531
Sudan	60,045	54,342	59,758	52,560
Synthetic oil	2,733	2,651	2,780	2,839
Total oil and liquids	267,393	258,190	273,467	241,006
Natural gas (mmcf/d)
Canada	809	810	817	797
North Sea	122	88	126	98
Southeast Asia	93	88	96	91
Total natural gas	1,024	986	1,039	986
Total mboe/d	438	422	447	405
Prices (4)
Oil and liquids ($/bbl)
Canada	35.57	32.81	31.70	33.87
North Sea	41.89	37.16	37.77	38.70
Southeast Asia	41.27	37.87	37.59	39.54
Sudan	38.33	33.36	34.86	35.42
Crude oil and natural gas liquids	39.64	35.33	35.77	36.76
Synthetic oil	42.70	37.80	39.06	41.33
Total oil and liquids	39.66	35.36	35.80	36.81
Natural gas ($/mcf)
Canada	3.26	3.56	3.55	6.16
North Sea	3.13	3.40	3.70	4.28
Southeast Asia	4.12	4.88	4.32	5.06
Total natural gas	3.32	3.66	3.64	5.88
Total ($/boe) (includes synthetic)	31.98	30.16	30.37	36.17

(1) Comparative amounts for 2001 restated for new CICA accounting standard.
(2) Cash flow per common share is calculated before deducting preferred security charges.
(3) Net income per common share is calculated after deducting preferred security charges.
(4) Prices are before hedging.

BalSheet

Talisman Energy Inc.
Consolidated Balance Sheets

	September 30	December 31
(millions of Canadian dollars)	2002	2001
		(restated)
Assets
Current
Cash	50	17
Accounts receivable	788	654
Inventories	124	99
Prepaid expenses	20	29
	982	799

Accrued employee pension benefit asset	50	51
Other assets	44	25
Goodwill	470	467
Property, plant and equipment	9,925	9,461
	10,489	10,004
Total assets	11,471	10,803

Liabilities
Current
Accounts payable and accrued liabilities	885	869
Income and other taxes payable	224	146
Current portion of long-term debt	-	189
	1,109	1,204

Deferred credits	51	71
Provision for future site restoration	775	619
Long-term debt	2,750	2,794
Future income taxes	2,187	1,989
	5,763	5,473

Shareholders' equity
Preferred securities	431	431
Common shares	2,865	2,831
Contributed surplus	77	77
Cumulative foreign currency translation	155	-
Retained earnings	1,071	787
	4,599	4,126
Total liabilities and shareholders' equity	11,471	10,803

See accompanying notes.
Interim statements are not independently audited.

Income

Talisman Energy Inc.
Consolidated Statements of Income

	Three months ended		Nine months ended
(millions of Canadian dollars	September 30		September 30
except per share amounts)	2002	2001	2002	2001
		(restated)		(restated)
Revenue
Gross sales	1,300	1,189	3,775	3,964
Less royalties	211	207	625	821
Net sales	1,089	982	3,150	3,143
Other	21	17	60	60
Total revenue	1,110	999	3,210	3,203

Expenses
Operating	302	236	812	675
General and administrative	33	25	99	79
Depreciation, depletion and amortization	384	344	1,107	926
Dry hole	73	26	125	81
Exploration	37	46	115	104
Interest on long-term debt	38	44	122	103
Other	(14)	59	60	61
Total expenses	853	780	2,440	2,029
Income before taxes	257	219	770	1,174
Taxes
Current income tax	68	82	192	276
Future income tax (recovery)	8	(19)	130	90
Petroleum revenue tax	30	35	106	115
	106	98	428	481
Net income	151	121	342	693
Preferred security charges, net of tax	6	5	18	17
Net income available to common shareholders	145	116	324	676

Per common share (dollars)
Net income	1.08	0.86	2.41	5.00
Diluted net income	1.06	0.85	2.36	4.90
Average number of common shares outstanding (millions)
Basic	135	135	134	135
Diluted	137	137	137	138

Consolidated Statements of Retained Earnings

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2002	2001	2002	2001
		(restated)		(restated)
Retained earnings, beginning of period	926	803	787	308
Net income	151	121	342	693
Adoption of new accounting policy	-	(62)	-	(51)
Common share dividends	-	-	(40)	(41)
Purchase of common shares	-	(49)	-	(84)
Preferred security charges, net of tax	(6)	(5)	(18)	(17)
Retained earnings, end of period	1,071	808	1,071	808

See accompanying notes.
Interim statements are not independently audited.

Cashflow

Talisman Energy Inc.
Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2002	2001	2002	2001
		(restated)		(restated)
Operating
Net income	151	121	342	693
Items not involving current cash flow	469	420	1,429	1,195
Exploration	37	46	115	104
Cash flow	657	587	1,886	1,992
Deferred gain on unwound hedges	(12)	-	(37)	-
Changes in non-cash working capital	(97)	(189)	(87)	(193)
Cash provided by operating activities	548	398	1,762	1,799
Investing
Corporate acquisitions	-	(434)	-	(1,204)
Capital expenditures
Exploration, development and corporate	(448)	(495)	(1,408)	(1,358)
Acquisitions	(49)	(16)	(69)	(147)
Proceeds of resource property dispositions	4	9	16	33
Investments	(2)	-	(2)	-
Changes in non-cash working capital	90	85	11	82
Cash used in investing activities	(405)	(851)	(1,452)	(2,594)
Financing
Long-term debt repaid	(234)	(191)	(1,397)	(508)
Long-term debt issued	107	777	1,162	1,453
Common shares issued (purchased)	-	(74)	34	(95)
Common share dividends	-	-	(40)	(41)
Preferred security charges	(11)	(10)	(32)	(31)
Deferred credits and other	9	(3)	(4)	(21)
Changes in non-cash working capital	-	-	-	-
Cash (used in) provided by financing activities	(129)	499	(277)	757
Net increase (decrease) in cash	14	46	33	(38)
Cash (bank indebtedness), beginning of period	36	(8)	17	76
Cash, end of period	50	38	50	38

See accompanying notes.
Interim statements are not independently audited.

SegInfo

7. SEGMENTED INFORMATION

	Canada				North Sea (1)				SE Asia (2)
	Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30
(millions of Canadian dollars)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
		(restated)		(restated)
Revenue
Gross sales	470	480	1,411	1,923	504	427	1,451	1,197	117	115	344	337
Royalties	84	99	254	486	25	25	74	62	34	24	92	70
Net sales	386	381	1,157	1,437	479	402	1,377	1,135	83	91	252	267
Other	10	6	28	24	11	11	32	35	-	-	-	1
Total revenue	396	387	1,185	1,461	490	413	1,409	1,170	83	91	252	268
Segmented expenses
Operating	92	83	258	246	164	122	430	330	23	17	61	49
DD&A	154	158	454	427	186	145	520	381	21	21	64	61
Dry hole	70	12	91	46	-	4	-	5	-	4	4	4
Exploration	18	25	49	53	3	16	14	29	4	1	10	3
Other	40	27	47	8	(37)	(11)	35	(22)	(2)	-	6	(1)
Total segmented expenses	374	305	899	780	316	276	999	723	46	43	145	116
Segmented income before taxes	22	82	286	681	174	137	410	447	37	48	107	152
Non-segmented expenses
General and administrative
Interest on long-term debt
Currency translation
Total non-segmented expenses
Income before taxes

Capital expenditures
Exploration	71	92	233	246	52	24	105	65	6	6	20	14
Development	110	149	380	402	54	130	255	402	70	29	161	55
Exploration and development	181	241	613	648	106	154	360	467	76	35	181	69
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (3)

Property, plant and equipment			4,823	4,773			3,033	2,831			1,027	924
Goodwill			291	291			45	41			134	135
Other			329	265			444	371			177	137
Segmented assets			5,443	5,329			3,522	3,243			1,338	1,196
Non-segmented assets
Total assets (4)

					Three months		Nine months
					ended		ended
					September 30		September 30
(1) North Sea					2002	2001	2002	2001
Revenues			United Kingdom		486	408	1,388	1,149
			Netherlands		4	5	21	21
					490	413	1,409	1,170
Property, plant and equipment (4)			United Kingdom				2,989	2,791
			Netherlands				44	40
							3,033	2,831

(3) Does not include corporate acquisitions.
(4) Current year represents balances as at September 30, prior year represents balances as at December 31.

SegInfo2

7. SEGMENTED INFORMATION

	Sudan				Other				Total
	Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30
(millions of Canadian dollars)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
										(restated)		(restated)
Revenue
Gross sales	209	167	569	507	-	-	-	-	1,300	1,189	3,775	3,964
Royalties	68	59	205	203	-	-	-	-	211	207	625	821
Net sales	141	108	364	304	-	-	-	-	1,089	982	3,150	3,143
Other	-	-	-	-	-	-	-	-	21	17	60	60
Total revenue	141	108	364	304	-	-	-	-	1,110	999	3,210	3,203
Segmented expenses
Operating	23	14	63	50	-	-	-	-	302	236	812	675
DD&A	23	20	69	57	-	-	-	-	384	344	1,107	926
Dry hole	3	3	10	12	-	3	20	14	73	26	125	81
Exploration	1	1	5	9	11	3	37	10	37	46	115	104
Other	(14)	(5)	(12)	10	10	1	(1)	4	(3)	12	75	(1)
Total segmented expenses	36	33	135	138	21	7	56	28	793	664	2,234	1,785
Segmented income before taxes	105	75	229	166	(21)	(7)	(56)	(28)	317	335	976	1,418
Non-segmented expenses
General and administrative									33	25	99	79
Interest on long-term debt									38	44	122	103
Currency translation									(11)	47	(15)	62
Total non-segmented expenses									60	116	206	244
Income before taxes									257	219	770	1,174

Capital expenditures
Exploration	9	10	23	30	8	14	73	40	146	146	454	395
Development	23	27	55	58	40	8	86	25	297	343	937	942
Exploration and development	32	37	78	88	48	22	159	65	443	489	1,391	1,337
Property acquisitions									49	16	69	147
Proceeds on dispositions									(4)	(9)	(16)	(33)
Other non-segmented									5	6	17	21
Net capital expenditures (3)									493	502	1,461	1,472

Property, plant and equipment			774	767			268	166			9,925	9,461
Goodwill			-	-			-	-			470	467
Other			62	44			14	7			1,026	824
Segmented assets			836	811			282	173			11,421	10,752
Non-segmented assets											50	51
Total assets (4)											11,471	10,803

					Three months		Nine months
					ended		ended
					September 30		September 30
(2)	Southeast Asia				2002	2001	2002	2001
	Revenues			Indonesia	69	85	213	262
				Malaysia	13	6	36	6
				Vietnam	1	-	3	-
					83	91	252	268
	Property, plant and equipment			Indonesia			510	508
				Malaysia			504	407
				Vietnam			13	9
							1,027	924
	Indonesian oil revenues consist entirely of sales to Pertamina.

Netbacks

Talisman Energy Inc.
Product Netbacks

		Three months ended		Nine months ended
		September 30		September 30
(C$ - production before royalties)		2002	2001	2002	2001
Canada	Oil and liquids ($/bbl)
	Sales price	35.57	32.81	31.70	33.87
	Hedging (gain)	0.52	(0.03)	(0.05)	0.07
	Royalties	7.74	7.34	6.66	7.65
	Operating costs	5.91	5.12	5.34	5.02
		21.40	20.38	19.75	21.13
	Natural gas ($/mcf)
	Sales price	3.26	3.56	3.55	6.16
	Hedging (gain)	(0.37)	(0.22)	(0.33)	0.16
	Royalties	0.55	0.74	0.65	1.60
	Operating costs	0.74	0.62	0.68	0.64
		2.34	2.42	2.55	3.76
North Sea	Oil and liquids ($/bbl)
	Sales price	41.89	37.16	37.77	38.70
	Hedging (gain)	0.75	(0.02)	0.03	0.08
	Royalties	1.68	2.06	1.56	1.96
	Operating costs	12.74	9.92	10.82	10.23
		26.72	25.20	25.36	26.43
	Natural gas ($/mcf)
	Sales price	3.13	3.40	3.70	4.28
	Hedging (gain)	-	-	-	-
	Royalties	0.46	0.43	0.54	0.28
	Operating costs	0.61	0.27	0.52	0.36
		2.06	2.70	2.64	3.64
Southeast Asia	Oil and liquids ($/bbl)
	Sales price	41.27	37.87	37.59	39.54
	Hedging (gain)	0.53	(0.19)	(0.04)	0.01
	Royalties	16.13	11.41	14.06	11.96
	Operating costs	8.30	6.82	7.68	7.23
		16.31	19.83	15.89	20.34
	Natural gas ($/mcf)
	Sales price	4.12	4.88	4.32	5.06
	Hedging (gain)	-	0.01	-	0.01
	Royalties	0.24	0.24	0.23	0.25
	Operating costs	0.69	0.50	0.53	0.42
		3.19	4.13	3.56	4.38
Sudan	Oil ($/bbl)
	Sales price	38.33	33.36	34.86	35.42
	Hedging (gain)	0.52	(0.03)	(0.03)	0.08
	Royalties	12.45	11.62	12.60	14.11
	Operating costs	4.07	2.78	3.85	3.46
		21.29	18.99	18.44	17.77
Total Company	Oil and liquids ($/bbl)
	Sales price	39.64	35.33	35.77	36.76
	Hedging (gain)	0.63	(0.04)	(0.01)	0.07
	Royalties	6.66	6.18	6.16	6.98
	Operating costs	8.89	6.96	7.81	7.10
		23.46	22.23	21.81	22.61
	Natural gas ($/mcf)
	Sales price	3.32	3.66	3.64	5.88
	Hedging (gain)	(0.30)	(0.18)	(0.26)	0.13
	Royalties	0.51	0.66	0.60	1.35
	Operating costs	0.72	0.58	0.65	0.59
		2.39	2.60	2.65	3.81

Netbacks do not include synthetic oil or pipeline operations.

NetProd

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended		Nine months ended
	September 30		September 30
	2002	2001	2002	2001

Oil and liquids (bbls/d)
Canada	45,801	49,064	47,288	49,079
North Sea	119,143	110,234	123,270	97,456
Southeast Asia	13,388	14,888	14,085	13,623
Sudan	40,547	35,415	38,167	31,617
Synthetic oil (Canada)	2,577	2,182	2,634	2,448
Total oil and liquids	221,456	211,783	225,444	194,223

Natural gas (mmcf/d)
Canada	673	642	669	590
North Sea	104	77	107	91
Southeast Asia	87	84	91	87
Total natural gas	864	803	867	768

Total mboe/d	365	346	370	322

USNetbacks

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks

		Three months ended		Nine months ended
		September 30		September 30
(US$ - production net of royalties)		2002	2001	2002	2001
Canada	Oil and liquids (US$/bbl)
	Sales price	22.75	21.22	20.18	22.02
	Hedging (gain)	0.43	(0.02)	(0.04)	0.06
	Operating costs	4.83	4.26	4.30	4.21
		17.49	16.98	15.92	17.75
	Natural gas (US$/mcf)
	Sales price	2.09	2.30	2.26	4.00
	Hedging (gain)	(0.29)	(0.18)	(0.26)	0.14
	Operating costs	0.57	0.51	0.53	0.57
		1.81	1.97	1.99	3.29
North Sea	Oil and liquids (US$/bbl)
	Sales price	26.80	24.03	24.05	25.16
	Hedging (gain)	0.50	(0.01)	0.02	0.05
	Operating costs	8.49	6.79	7.18	7.01
		17.81	17.25	16.85	18.10
	Natural gas (US$/mcf)
	Sales price	2.00	2.20	2.36	2.78
	Hedging (gain)	-	-	-	-
	Operating costs	0.46	0.20	0.39	0.25
		1.54	2.00	1.97	2.53
Southeast Asia	Oil and liquids (US$/bbl)
	Sales price	26.40	24.49	23.93	25.70
	Hedging (gain)	0.56	(0.17)	(0.05)	0.01
	Operating costs	8.71	6.32	7.81	6.74
		17.13	18.34	16.17	18.95
	Natural gas (US$/mcf)
	Sales price	2.64	3.16	2.75	3.29
	Hedging (gain)	-	0.01	-	0.01
	Operating costs	0.47	0.34	0.36	0.29
		2.17	2.81	2.39	2.99
Sudan	Oil (US$/bbl)
	Sales price	24.52	21.58	22.20	23.02
	Hedging (gain)	0.49	(0.03)	(0.03)	0.08
	Operating costs	3.85	2.76	3.84	3.74
		20.18	18.85	18.39	19.20
Total Company	Oil and liquids (US$/bbl)
	Sales price	25.51	22.99	22.90	24.04
	Hedging (gain)	0.49	(0.03)	(0.01)	0.06
	Operating costs	6.88	5.49	6.04	5.73
		18.14	17.53	16.87	18.25
	Natural gas (US$/mcf)
	Sales price	2.13	2.38	2.32	3.78
	Hedging (gain)	(0.22)	(0.14)	(0.20)	0.11
	Operating costs	0.55	0.46	0.50	0.50
		1.80	2.06	2.02	3.17

Netbacks do not include synthetic oil or pipeline operations.

Ratios

Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2002

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated March 27, 2002 and a prospectus supplement dated March 28, 2002, and are based on the corporation's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at September 30, 2002.
The interest coverage ratios are for the 12 month period then ended.

	Preferred	Preferred
	Securities	Securities
	as equity (5)	as debt (6)
Interest coverage (times)
Income (1)	5.01	4.06
Cash flow (2)	15.44	12.52
Asset coverage (times)
Before deduction of future income taxes and deferred credits (3)	3.77	3.21
After deduction of future income taxes and deferred credits (4)	2.67	2.28

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3) Total assets minus current liabilities; divided by long-term debt.
(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.
(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.